BHP LIMITED and BILLITON PLC

JOINT STOCK EXCHANGE ANNOUNCEMENT AND PRESS RELEASE

Melbourne, 0800, Monday, 19 March 2001

London, 2130, Sunday, 18 March 2001

BHP AND BILLITON MERGE TO CREATE A PREMIER DIVERSIFIED GLOBAL RESOURCES GROUP

The Directors of BHP and Billiton have agreed a merger to establish a premier diversified global resources group, to be called BHP Billiton. The merger will be achieved through a dual listed company ('DLC') structure, creating a formidable enterprise of global scale and diversity, with the capacity and flexibility to pursue international growth opportunities, and with outstanding access to major capital markets.

BHP Billiton will be run by a unified Board and management team, with headquarters in Melbourne, Australia, and with a significant corporate management centre in London. The existing primary listings on the London and Australian stock exchanges will be maintained, as will the secondary listing on the Johannesburg Stock Exchange (and an American Depository Receipt listing on the New York Stock Exchange).

Based on the closing prices of BHP and Billiton shares on 16 March 2001, the aggregate market capitalisation of BHP Billiton was approximately US$28 billion (Pounds 20 billion; A$57 billion), and its enterprise value was approximately US$35 billion (Pounds 25 billion; A$71 billion).

Mr Paul Anderson will be the Chief Executive Officer of BHP Billiton and Mr Brian Gilbertson will be the Deputy Chief Executive Officer. Mr Anderson will retire by the end of calendar 2002, to be succeeded by Mr Gilbertson.

No shareholder in either company will need to exchange or tender their shares. Under the terms of the merger one existing Billiton share will have an economic interest equivalent to 0.4842 existing BHP shares. In order to ensure that the economic interest of each BHP and Billiton share is equivalent following implementation of the DLC, there will be a BHP bonus issue to its shareholders at a ratio of 1.0651 additional BHP shares for each BHP share held.

The existing Billiton share capital of 2,319 million shares will not be affected by the merger. Based on the terms of the merger the aggregate number of shares on issue in both companies following the merger would be approximately 6,024 million. Each of these shares would have equivalent economic and voting rights in the combined group.

The merger is conditional upon the approval of both BHP and Billiton shareholders and certain regulatory approvals.

HIGHLIGHTS

BHP Billiton will:

  own an exceptional asset base of low-cost, long-life operations, with outstanding commodity and country diversification;
  occupy industry-leader or near-leader positions in aluminium, metallurgical coal, seaborne steaming coal, copper, ferro-alloys, iron ore and titanium minerals, and have substantial interests in oil, gas, liquified natural gas (LNG), nickel, diamonds and silver;
  be ideally placed to serve the commodity requirements of a diverse customer base across six continents, but predominantly in Asia, Australia, Europe and North America;
  have proforma revenues of approximately US$18.6 billion and EBIT of approximately US$3.3 billion for the 12 months to 31 December 2000, making it one of the largest diversified resources groups in the world;
  generate strong cash flows, with proforma EBITDA for the 12 months to 31 December 2000 of approximately US$4.9 billion, which will support the development of internal and external growth opportunities across the range of its businesses;
  combine two experienced and innovative management teams sharing a future industry vision, and focussed on achieving superior shareholder returns;
  deliver estimated pre-tax merger benefits of US$270 million in financial year 2003.

The BHP Steel assets are intended to be spun-out to BHP shareholders as a separate business under independent management, with an appropriate adjustment to compensate Billiton shareholders. This spin-out, which would be subject to relevant shareholder approval, is expected to be completed by the end of 2002 and will enhance the BHP Billiton focus on minerals and petroleum.

COMMENTS

'This is a sensational fit,' Mr Anderson, Managing Director and Chief Executive Officer of BHP said.

'The companies balance each other well, with an exceptional breadth of assets and capabilities which have taken many years to develop. The outstanding project portfolio is enhanced by a strong balance sheet, strong capital disciplines and a common commitment to shareholder value.'

'I am delighted to see discussions, which have been going on between us for some time now, bear fruit. Both companies have evolved to the point where we are convinced that by putting together our complementary, high-quality assets with the very best of our skills and people, we will create a resource group that will deliver exciting growth and value for shareholders, customers, communities and employees.'

'Additionally, the dual listed structure provides the financial flexibility required to compete in the global capital markets of the twenty-first century,' Mr Anderson said.

Mr Gilbertson, Chairman and Chief Executive of Billiton said, 'This merger brings together some of the world's finest mining, metals and energy assets under a dynamic and unified executive team. Few, if any, of our competitors will be better placed to serve the commodity requirements of our diverse customer base. The financial strength, international scope, and enhanced project skills of the combined group should bring major new growth opportunities internationally. In all of this, there will be unrivalled career opportunities for skilled and ambitious employees.'

'Our aspirations include an unequivocal commitment to the highest standards of health, safety and environmental practice, and the creation of sustainable development solutions benefiting all stakeholders, so that the value creation is genuine, broadly-based and enduring.'

RATIONALE FOR THE MERGER

The Boards of both companies believe that the merger will establish a powerful platform for future growth in shareholder value.

Each of BHP and Billiton have world class positions in commodity businesses to which the other has no existing exposure. The merger will result in shareholders of each company gaining exposure to those commodities without the risks normally associated with developing new projects and businesses.

BHP Billiton will also enjoy the following advantages:

  an innovative and experienced management team, with a shared vision of industry transformation, developed portfolio management skills, capital deployment disciplines and an established project execution and management track record;
  an outstanding diversity of commodity exposures, and an innovative approach to satisfying customers' raw material requirements;
  a diverse customer base spread across six continents, with a predominance in Asia (29%), Australia (24%), Europe (20%) and North America (17%);
  one of the world's leading and lowest cost producers of aluminium, metallurgical and steaming coal, copper, iron ore, ferro-alloys and titanium minerals with an excellent operating position in oil, gas and LNG, diamonds, nickel, silver and steel. Key assets include:
    iron ore operations in Western Australia;
    Worsley alumina plant in Western Australia;
    aluminium smelting operations in Southern Africa;
    Escondida copper mine in Chile;
    steaming coal operations in South Africa, New South Wales, Colombia and New Mexico;
    metallurgical coal operations in Queensland;
    North West Shelf LNG operations and the Bass Strait oil and gas fields in Australia; and
    ferro-alloy operations in Australia and South Africa.
  enhanced financing capability arising from significant balance sheet capacity and a strong, broadly-based cash flow profile;
  sustained growth through an outstanding portfolio of brownfield and greenfield projects including:
    copper (Escondida Phase IV and Escondida Norte, Antamina, Spence, Tintaya);
    aluminium (Mozal Phase 2, Hillside Phase 3);
    iron ore (Mining Area C);
    thermal coal (Cerrejon Central and Norte, Mount Arthur North, New Mexico);
    oil, gas and LNG (North West Shelf 4th and 5th Trains, Mad Dog, Atlantis, Ohanet and ROD 401/402);
    nickel (Ravensthorpe project and Yabulu expansion); and
    diamonds (Ekati expansion);
  the benefits of scale and depth in key areas such as capital allocation, risk assessment and market knowledge;
  an improved ability to service customers;
  identified merger benefits, through the elimination of duplicated overheads, and efficiencies in procurement, exploration, marketing and technology which are currently expected to amount to US$270 million before tax in financial year 2003 with further benefits to be realised thereafter;
  access to the world's leading capital markets and inclusion in primary indices in the United Kingdom, Australia and South Africa.

BHP STEEL

The BHP Board has been considering for some time a range of initiatives to maximise the value of each of its businesses, particularly BHP Steel, in the context of an asset portfolio focussed on the growth of BHP's minerals and petroleum businesses.

The merger of BHP and Billiton, and the consequent further re-weighting of the combined asset base towards minerals and petroleum, means that it is the appropriate time to spin-out BHP Steel to maximise the ongoing prosperity of that business.

BHP Steel is intended to be spun-out to BHP shareholders by the end of 2002 and would be accompanied by an appropriate adjustment to compensate Billiton shareholders for the value distributed to BHP shareholders.

DETAILS OF THE MERGER STRUCTURE

Creation of the DLC structure will not require shareholders of either company to exchange or tender their existing shares, and each share in BHP and Billiton will have an equivalent effective economic and voting interest in the merged group.

The shareholders of BHP and Billiton will take key decisions on matters affecting the merged group through a procedure in which the shareholders of both companies will have equal voting rights per share. Accordingly, shareholders of BHP and Billiton will effectively have an interest in a single group combining all of the assets of both companies with a unified Board and management. Following completion of the merger, and taking account of the intended BHP Steel spin-out and the share buy-back recently announced by BHP, it is anticipated that the interests of the shareholders of BHP and Billiton in the single group will be of the order of 58% and 42% respectively.

In order to implement the DLC, and reflecting the agreed terms of the merger, BHP will make a bonus issue to its shareholders at a ratio of 1.0651 additional BHP shares for each BHP share held at that time, following which the dividend and capital rights of each BHP share relative to each Billiton share will be one to one.

Should any future corporate action benefit shareholders in only one of the two companies, an appropriate action will be taken to ensure parity between BHP and Billiton shares.

BHP and Billiton will continue as separate publicly quoted companies and retain their existing stock exchange listings and index participations.

Certain BHP shareholders may prefer to hold their interest in the merged group through Billiton. Following completion of the merger, the Directors of BHP Billiton will consider a proposal to enable BHP shareholders to exchange some or all of their holding of BHP shares for an equal number of new Billiton shares, up to a limit of 10% of the then issued share capital of BHP.

An amount of US$100 million will be payable by either BHP or Billiton, in certain circumstances, if the transaction does not proceed.

FINANCIAL INFORMATION

The merged group will have an extremely strong financial base with powerful cash flow generation capabilities. Aggregated for calendar year 2000, the merged group would have had under UK Generally Accepted Accounting Practices ('GAAP'):

  revenues of US$18.6 billion (A$32.8 billion);
  EBITDA of US$4.9 billion (A$8.7 billion);
  EBIT of US$3.3 billion (A$5.9 billion);
  attributable profit of US$2.0 billion (A$3.6 billion);
  interest cover of 6.1 times;
  EBITDA interest cover of 9.0 times; and
  as at 31 December 2000, gearing of 32.5%.

BHP and Billiton intend to prepare a single set of combined accounts, denominated in US dollars and prepared under merger accounting principles in accordance with UK GAAP, with reconciliations to both Australian and US GAAP, together with any other financial information needed to meet their respective local requirements. The financial year end of both BHP and Billiton will remain 30 June.

BOARD AND MANAGEMENT

The Boards of Directors of the two companies will be identical and will comprise the current non-Executive Directors of both BHP and Billiton, together with the Chief Executive Officer, the Deputy Chief Executive Officer, the Chief Development Officer and the Executive Director, Global Markets. Mr Don Argus, currently Chairman of BHP will become Chairman of the merged group and Mr John Jackson, currently the Senior Non-Executive Director of Billiton will become Deputy Chairman.

Mr Paul Anderson, Chief Executive Officer of BHP, will become Chief Executive Officer of BHP Billiton and Mr Brian Gilbertson, current Chairman and Chief Executive of Billiton, will become Deputy Chief Executive Officer and CEO-designate, to succeed as Chief Executive Officer by the end of 2002. Two further Executive Directors will be appointed. Mr Mick Davis (currently Executive Director, Finance of Billiton) will become Chief Development Officer, based in London. Mr Ron McNeilly (currently President BHP Minerals) will become Executive Director, Global Markets.

Mr Charles Goodyear, the current Chief Financial Officer of BHP, will become the Chief Financial Officer of BHP Billiton.

BHP Billiton will establish an eight person Executive Committee comprising: Mr Anderson, Mr Gilbertson, Mr Davis, Mr Goodyear, Mr Mike Salamon (Chief Executive Minerals), Mr Philip Aiken (Chief Executive Petroleum), Mr Kirby Adams (Chief Executive Steel) and Mr John Fast (Chief Legal Counsel).

The group will have its headquarters in Melbourne, Australia, with a significant corporate management centre in London. Group head office functions will be split between the two locations.

An integration team has been established, headed by Mr Brad Mills, Chief Strategic Officer of BHP, and Mr Mike Salamon, Executive Director of Billiton, to ensure that the new organisation retains the best attributes and talent of the existing organisations, and develops a programme to quickly capture synergies and other benefits presented by the merger.

OTHER INFORMATION

Shareholders of each company will continue to receive dividends from the company in which they hold shares.

Dividends will be determined in US dollars on an equalised net cash payable basis such that, following the proposed BHP bonus issue, each company will pay an equivalent cash amount on each ordinary share.

BHP cash dividends will be paid in Australian dollars and Billiton cash dividends will be paid to holders on the London register in pounds sterling and to those on the Johannesburg register in South African rand.

An appropriate policy for dividend payments will be established which reflects earnings growth, financial condition and group prospects. Initially, dividends from BHP Billiton will be consistent with the dividend level paid by BHP. At current exchange rates, this would represent an increase in dividend income of approximately 10% for Billiton shareholders. Dividends paid on BHP shares will continue to qualify for Australian franking credits when available. Capital management will remain a priority and, accordingly, the recently announced BHP on market share buy-back will proceed. The buy-back programme is expected to be completed within 12-18 months, depending on market circumstances.

The Directors of both companies have been advised that Australian and UK resident shareholders of BHP and Billiton will not be treated as having disposed of their shares for Australian and UK capital gains tax purposes upon the formation of the DLC.

APPROVAL PROCESS AND TIMETABLE

The transaction is subject to the approval of the shareholders of both companies by special resolution and to the receipt of certain regulatory approvals and clearances.

Details of the proposal will be set out in circulars to be sent to shareholders as soon as possible. Each company will hold its shareholder meetings approximately four weeks thereafter. Completion will occur as soon as all necessary approvals have been obtained. The companies do not anticipate any significant competition or other regulatory concerns.

ends

Financial advisor to BHP is UBS Warburg.

Joint financial advisors to Billiton are JPMorgan and Gresham Advisory Partners Limited.

Corporate brokers to Billiton are JPMorgan and Dresdner Kleinwort Wasserstein.

In addition, Billiton has received financial advice from Dresdner Kleinwort Wasserstein.

This announcement is issued by BHP and Billiton and has been approved by J.P. Morgan plc ('JPMorgan') and UBS Warburg Ltd., a subsidiary of UBS AG, for the purposes of Section 57 of the Financial Services Act 1986.

This announcement does not constitute a recommendation regarding the purchase or sale of the ordinary shares of BHP or Billiton. Shareholders should seek advice from an independent financial adviser as to the suitability of any action for the individual concerned. This announcement does not constitute an offer or invitation to purchase any securities or a solicitation to vote in favour of the proposed DLC merger. Any shareholder action required in connection with the proposed transaction will only be set out in documents to be published in due course and any decision made by shareholders should be made solely on the basis of information provided in those documents.

Certain statements in this announcement, particularly those regarding synergies, debt, costs, dividends, earnings, returns, share buy-backs, divestments, reserves and growth are or may be forward looking statements and actual results may differ materially from the statements made depending on a variety of factors, including successful integration of BHP and Billiton.

UBS Warburg Australia Corporate Finance Ltd., which is regulated in Australia by the Australian Securities and Investments Commission, and UBS Warburg Ltd., which is regulated in the United Kingdom by The Securities and Futures Authority Limited, (together 'UBS Warburg', both subsidiaries of UBS AG) are acting for BHP and no one else in connection with the proposed merger and will not be responsible to anyone other than BHP for providing the protections afforded to customers of UBS Warburg and its subsidiaries and affiliates, nor for providing advice in relation to the proposed merger.

J.P. Morgan plc ('JPMorgan'), which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Billiton and no one else in connection with the proposed merger and will not be responsible to anyone other than Billiton for providing the protections afforded to customers of JPMorgan, nor for providing advice in relation to the proposed merger.

Gresham Advisory Partners Limited, which is regulated in Australia by the Australian Securities and Investments Commission, is acting for Billiton and no one else in connection with the proposed merger and will not be responsible to anyone other than Billiton for providing advice in relation to the proposed merger.

Kleinwort Benson Limited ('Dresdner Kleinwort Wasserstein'), which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Billiton and no one else in connection with the proposed merger and will not be responsible to anyone other than Billiton for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein, nor for providing advice in relation to the proposed merger.

ENQUIRIES:

BHP

Melbourne (media):

Mandy Frostick, Manager Media Relations, BHP Limited
Tel: +61 3 9609 4157
Mobile: +61 419 546 245
email: frostick.mandy.mr@bhp.com

Melbourne (investor relations):

Robert Porter, Vice President Investor Relations, BHP Limited
Tel: + 61 3 9609 3540
Mobile:+61 419 587456
Fax: + 61 3 9609 3006
email: porter.robert.r@bhp.com

Houston (investor relations):

Francis McAllister, Vice President Investor Relations, BHP Limited
Tel: +1 713 961 8625
Mobile:+713 480 3699
email: mcallister.francis.fr@bhp.com

Billiton

London (media and investor relations):

Marc Gonsalves, General Manager, Billiton
Tel: +44 20 7747 3956
Mobile:+44 7768 264 950
Fax: +44 20 7747 3914
email: mgonsalves@Billiton.com

Johannesburg (media and investor relations):

Michael Campbell, Manager Corporate Affairs, Billiton
Tel: +27 11 376 3360
Mobile:+27 82 458 2587
Fax: +27 11 376 3362
email: mcampbell@Billiton.co.za

ATTACHMENT 1 - PRO FORMA FINANCIAL OVERVIEW OF MERGED GROUP

Aggregated Financial Information

(12 months to 31 December 2000 and based on UK GAAP)

	US$bn	A$bn*
Total Sales Revenues**	18.6	32.8
EBITDA**	4.9	8.7
EBIT**	3.3	5.9
Attributable profit	2.0	3.6
Operating cash flows***	4.6	8.2
Attributable net assets	11.9	21.5
Net debt	6.1	11.0
Net debt/equity	51.3%
Gearing (net debt/net debt + net assets)	32.5%
Interest cover ratio	6.1x
EBITDA interest cover	9.0x

* Based on an exchange rate of US$0.5548:A$1 for balance sheet purposes and US$0.5655:A$1 for profit and loss purposes.

** Including share of joint ventures and associates

*** Including dividends from joint ventures

EBITDA comprises earnings before interest, tax, depreciation and amortisation.

EBIT comprises earnings before interest and taxation.

Interest cover ratio is the ratio of EBIT to net interest adjusted for non-cash items.

EBITDA interest cover is the ratio of EBITDA to net interest adjusted for non-cash items.

The breakdown of net operating assets and EBIT may be represented as follows:

	Net Operating Assets	EBIT
By commodity:	%	%
Aluminium	16	13
Base Metals	21	15
Coal	14	16
Ferroalloys	5	5
Iron Ore	7	13
Nickel	6	4
Oil and Gas	14	38
BHP Steel	11	12
Other commodities	8	4
Others	(2)	(20)

By geographic origin:	%	%
Australia	36	52
Europe	4	7
North America	3	3
South America	28	18
Southern Africa	21	17
Rest of World	8	3

The breakdown of revenue by geographical market may be represented as follows:

%
Australia	24
Europe	20
North America	17
Japan	13
Other Asia	11
South Korea	5
Southern Africa	5
Rest of World	5

Notes:

The unaudited financial information above reflects the proposed Merger of BHP and Billiton to form BHP Billiton. It is intended that under UK GAAP the Merger will be accounted for using merger accounting principles. The unaudited proforma financial information has been prepared based upon the accounting policies of Billiton and has been prepared in accordance with UK GAAP, which differs in certain significant respects from US and Australian GAAP. In practice, restatement of the BHP results to UK GAAP has not required material adjustments to the results prepared under Australian GAAP.

The unaudited proforma financial information has:

  been included for illustrative purposes only and, because of its nature, may not give a true and fair picture of the results, cash flows, and the financial position of BHP Billiton;
  been adjusted to eliminate an impairment charge in the P&L account of US$0.6 billion (US$0.3 billion net of tax) arising in the year in respect of BHP's Western Australian HBI plant as it is not representative of the combined business going forward; and
  not been adjusted to reflect any costs of the Merger or Merger benefits.

ATTACHMENT 2 - BHP - KEY FACTS

COMPANY DESCRIPTION

Overview

BHP is a global natural resources company, engaged in the discovery, development, production and marketing of iron ore, coal, copper, oil and gas, diamonds, silver, lead, zinc and a range of other natural resources. BHP has 28,000 employees in more than 30 countries and is headquartered in Melbourne, Australia.

Market Capitalisation

A$38 billion at 16 March 2001.

Number of fully paid shares at 14 March 2001: 1,794,027,311.

Listed on Stock Exchanges in Australia, the UK (London), Germany (Frankfurt), NewZealand (Wellington), Switzerland (Zurich) and in the form of American Depositary Receipts in the United States (New York).

ADR Listing NYSE: 40,039,000 ADRs (shares/ADR:2).

Exchange Symbol: BHP (Australia); BHP/NYSE (United States).

Financial Information

(12 months to 31 December 2000 and based on UK GAAP)

US$bn
Total Sales Revenue*	12.4
EBITDA*	3.5
EBIT*	2.4
Attributable profit*	1.4
Operating Cashflow**	3.4
Attributable net assets	5.9
Net debt	3.4
Net debt/equity	57.6%
Gearing (net debt/net debt + net assets)	35.1%
Interest cover ratio	6.3x
EBITDA interest cover ratio	9.4x

* Including joint ventures and associates

** Including dividends from joint ventures

EBITDA comprises earnings before interest, tax, depreciation and amortisation

EBIT comprises earnings before interest and taxation

Interest cover ratio is the ratio of EBIT to net interest adjusted for non-cash items

EBITDA interest cover is the ration of EBITDA to net interest adjusted for non-cash items

The unaudited financial information for BHP has been prepared based upon the accounting policies of Billiton and has been prepared in accordance with UK GAAP, which differs in certain significant respects from US and Australian GAAP. In practice, restatement of BHP results to UK GAAP has not required material adjustments to the results prepared under Australian GAAP.

This unaudited proforma financial information has been adjusted to eliminate an impairment charge in the P&L account of US$0.6 billion (US$0.3 billion net of tax) arising in the year in respect of BHP Western Australian HBI plant.

RECENT CORPORATE HISTORY

  New Managing Director and Chief Executive Officer (Paul Anderson, formerly Chairman and Chief Executive Officer of Pan Energy and President and Chief Executive Officer of Duke Energy) appointed December 1998.
  Major restructuring process commenced: closure and/or divestment of loss making or non-strategic assets (A$7.0 billion worth of assets sold FY1998-FY2000).
    Spin-out of long products steel business - October 2000.
    Return on shareholders' equity increased to 27% (6 months to 31 December 2000 annualised).

Major growth programme committed:

  Typhoon oil field development, Gulf of Mexico - January 2000.
  ROD 401/402 oil field development - June 2000.
  Ohanet wet gas field development - July 2000.
  QCT acquisition - October 2000.
  San Juan Underground development - October 2000.
  Escondida Phase IV development - November 2000.
  Tintaya Oxide development - February 2001.

PORTFOLIO OVERVIEW

  World's 3rd largest iron ore producer.
  World's largest producer of export metallurgical coal.
  World's 4th largest producer of copper.
  Significant oil and gas exploration and production business.
  Regional steel business focussed on Australasia.
	Net operating assets	EBIT
Base Metals	24%	19%
Coal	13%	18%
Iron Ore	13%	18%
Oil & Gas	26%	54%
BHP Steel	22%	17%
Others	2%	(26)%

Production statistics in the following section are for the year ended 31 December 2000 unless otherwise stated.

MINERALS

COPPER

Attributable copper production: 851,000 tonnes contained in concentrate and cathode.

Escondida (BHP 57.5%)

  Production commenced at Escondida in late 1990. Production for the twelve months ended June 2000 was approximately 920,000 tonnes of copper contained in concentrate and cathode (100% basis).
  BHP is the operator and has a 57.5% interest in the mine. Other joint venture participants are Rio Tinto (30%), Japan Escondida Corporation (owned beneficially by Mitsubishi Corporation, Mitsubishi Materials Corporation and Nippon Mining and Metals Company Limited) (10%) and the International Finance Corporation (2.5%).

Committed Growth Projects

  Escondida Phase IV expansion project approved in November 2000.
  Will increase total sulphide ore processing capacity by 85% to 237,500 tonnes per day and increase total copper production to 1.2 million tonnes per annum over the first five years of full production.
  Estimated capital cost of US$1,045 million (BHP share US$600 million). First production from the new concentrator is scheduled for September 2002 with full production by April 2003.

Planned Growth Projects

  Escondida Norte is a significant high grade resource, located five kilometres north of the existing Escondida pit.

Tintaya (BHP 99.96%)

  Tintaya commenced operations in 1984, with BHP acquiring its interest in 1996. The operation currently produces approximately 90,000 tonnes per annum of copper contained in concentrate.

Committed Growth Projects

  BHP committed to the development of an oxide plant at the Tintaya operations in February 2001. The project involves the construction of a copper leaching and Solvent extraction electrowinning (SX/EW) facility to initially produce 34,000 tonnes per annum of copper contained in cathode, raising to 40,000 tonnes after two years.

IRON ORE

Attributable iron ore production: 61.3 million tonnes.

Western Australia (BHP 85%)

  BHP operates iron ore mines, processing and shipping facilities in the Pilbara region of Western Australia. The mines include Mt Whaleback, Orebody 23/25, Jimblebar and Orebody 29/30, all located near the town of Newman, and Yandi, located 120 kilometres north of Newman. A 426 kilometre railway links the Newman and Yandi mines to the Nelson Point processing and shipping facilities located at Port Hedland.
  A second railway system links the Yarrie mine, located 180 kilometres east of Port Hedland, to the processing and shipping facilities at Finucane Island, located on the opposite side of Port Hedland harbour. A 1.2 kilometre under harbour tunnel links Nelson Point and Finucane Island.

Planned Growth Projects

  Mining Area C is a marra mamba type iron deposit located approximately 100 kilometres north of Newman and approximately 30 kilometres from Yandi. BHP signed a Letter of Intent with Posco in January 2001 to enter into a joint venture for the development and operation of an iron ore mine at the 'C' deposit of Mining Area C. First production is scheduled for 2003 at an initial rate of 3.5mtpa, building to 15mtpa as market conditions allow.

Samarco (BHP 50%)

  BHP owns 50% of Samarco, a Brazilian iron ore pellet and concentrate producer. CVRD owns the other 50%. Samarco operates an open pit mine (Alegria) and concentrator at Germano and pelletising operations and a port at Ponta Ubu. Iron concentrates are transported to port by a 396 kilometre slurry pipeline.
  In the year ended 30 June 2000, Samarco produced 13.5 million tonnes of pellets and pellet feed (100% basis).

COAL

Attributable coal production: 53.9 million tonnes.

Queensland Coal

  BHP manages nine mines (eight open pit, one underground) and one port in the Bowen Basin, Queensland, Australia. The combined operations produced 40 million tonnes of coal in the year ended 30 June 2000, of which BHP's share was 23 million tonnes
  Central Queensland Coal Associates (CQCA) Joint Venture (BHP 52.1%) operates five open pit mines - Blackwater, Goonyella, Peak Downs, Saraji and Norwich Park, and the port of Hay Point. Gregory Joint Venture (BHP 64.14%) operates the Gregory and Crinum mines. BHP Mitsui Coal (BHP 80%) operates the Riverside and South Walker Creek mines.
  BHP and Mitsubishi jointly made a successful takeover bid for QCT Resources in October 2000. QCT Resources owned 32.37% of the CQCA and Gregory JV's, plus the wholly owned South Blackwater mine, which is adjacent to CQCA's Blackwater mine

Committed Growth Projects

  BHP and Mitsubishi have committed to integrating QCT's South Blackwater mine with the adjacent CQCA owned Blackwater mine.

New Mexico Coal (BHP 100%)

  BHP owns three open pit thermal coal mines (Navajo, San Juan and La Plata) in the Four Corners region of New Mexico, United States. All three mines supply run of mine thermal coal to two mine mouth power stations.

Committed Growth Projects

  In October 2000, BHP approved the development of an underground longwall mine at San Juan to replace production from the existing higher cost San Juan and La Plata surface operations. Capital cost is US$148m with initial production in May 2002 and full production expected in late 2002.

Illawarra Coal (BHP 100%)

  BHP owns and operates five underground coal mines (Appin, Tower, Cordeaux, Elouera and West Cliff) in the Illawarra region of New South Wales, Australia, that produce coal primarily suited for coking. Production in the year ended June 2000 was 6.9 million tonnes. Cordeaux will close in March 2001.

Indonesia Coal (BHP 80%)

  BHP has an 80% interest in three thermal coal mines (Senakin, Satui and Pentangis) located in the Kalimantan region of Indonesia. Production is approximately 9 million tonnes per annum.

DIAMONDS

EKATITM (BHP 51%)

Attributable diamond production: 1.3 million carats.

  BHP has a 51% interest in the EKATITM diamond mine located in the Northwest Territories of Canada. The mine commenced production in October 1998 and production reached nameplate capacity of 3mtpa in May 1999.

SILVER/LEAD/ZINC

Cannington (BHP 100%)

Attributable silver production: 32.5 million ounces contained in lead concentrate.

Attributable lead production: 211,009 tonnes contained in concentrate.

Attributable zinc production: 66,933 tonnes contained in concentrate.

  Cannington is one of the world's largest silver producers.

OIL AND GAS

Attributable crude oil and condensate production: 83.8 million barrels.

Attributable gas production (natural gas, LNG and ethane): 246 billion cubic feet.

Bass Strait (BHP 50%)

Attributable crude oil and condensate production: 31.9 million barrels.

  The Bass Strait oil and gas fields located in the Gippsland Basin, offshore southern Australia, are BHP Petroleum's largest assets. The fields were discovered in 1965 with first production in 1968. Interests in the fields are owned 50% by BHP and Exxon/Mobil, with Exxon/Mobil as the operator.
  BHP's share of estimated remaining proved reserves at 30 June 2000 was 275 million barrels of oil, condensate and LPG and 1,855 billion cubic feet of natural gas.

North West Shelf (BHP 16.67% LNG, 8.33% domestic gas)

Attributable liquefied natural gas production: 58.6 billion cubic feet.

  Unincorporated joint venture which has six participants and is operated by Woodside Petroleum Ltd. The project consists of two major phases, the liquefied natural gas (LNG) phase and the domestic gas phase, which are owned under different structures.
  BHP's interests are 16.67% in the LNG phase and 8.33% in the domestic gas phase. Other participants in the project are Woodside Petroleum, Shell, BP, Chevron and a Japanese consortium. The LNG phase is owned equally by the six participants.
  Produces approximately 700,000 barrels oil-equivalent per day (gross). The current production of the major commodities is: LNG 7.5mtpa; natural gas (domestic gas) 550 mmscfd; crude oil 135,000bpd, condensate 100,000 bpd and LPG 2,300 tpd (all figures gross).
  BHP's share of the estimated remaining proved reserves in North West Shelf at 30 June 2000 was 2,271 billion cubic feet of gas, and 148 million barrels oil-equivalent of crude oil, condensate and LPG.

Planned Growth Projects

  The North West Shelf Joint Venture participants expect to commit to the construction of a 4th LNG train in the first half of 2001, with a production capacity of approximately 4mtpa.

Liverpool Bay (BHP 46.1% Operator)

Attributable oil production: 8 million barrels.

Attributable gas production: 34 billion cubic feet.

  Consists of four integrated fields located off the Welsh coast in the Irish Sea. Oil is produced from the Douglas and Lennox fields and gas from the Hamilton and Hamilton North fields. Gas production is sold to PowerGen for power generation.
  BHP's share of estimated remaining proved reserves in the Liverpool Bay development at 30 June 2000 was 42.3 million barrels of oil and 390.3 billion cubic feet of gas.

Laminaria (BHP 32.6%)

Attributable oil production: 15 million barrels.

  The Laminaria and Corallina oil fields are located in the Timor Sea, about 550 kilometres north-west of Darwin, Australia. Laminaria was discovered in October 1994 and adjacent Corallina field was discovered in December 1995.
  Oil production commenced in November 1999 using an FPSO (Floating Production Storage Offloading) vessel called the Northern Endeavour, which is permanently moored between the two fields. Gross production rates peaked at about 180,000 barrels of oil per day and current production is about 150,000 bopd (gross).
  BHP has a 32.6125% interest in Laminaria and a 25% interest in Corallina. Other participants are Woodside Petroleum (operator) and Shell.
  BHP's share of the estimated remaining proved reserves in the Laminaria and Corallina fields at 30 June 2000 was 33.2 million barrels of oil.

Griffin (BHP 45% Operator)

Attributable oil production: 6 million barrels.

  BHP is the operator of the Griffin oil and gas project, offshore Western Australia.
  First oil was produced through an FPSO facility (Griffin Venture) in January 1994. Liquids are exported via shuttle tankers and gas is piped ashore to Onslow and then sold into the Western Australian market under long term contracts.
  BHP's share of the estimated remaining proved reserves in the Griffin, Chinook and Scindian fields at 30 June 2000 totalled 12.84 million barrels of crude oil and LPG and 7.3 billion cubic feet of gas.

Bruce (BHP 16%)

Attributable gas production: 25.6 billion cubic feet.

  The Bruce field, which was discovered in 1974, is located approximately 380 kilometres north-east of Aberdeen in the northern North Sea.
  BHP has a 16% interest in the field which is operated by BP Amoco. Development is over three phases. Gas is sold under long term take or pay contracts to British Gas Trading Ltd and Corby Power Limited. Liquids are exported into the BP Amoco operated Forties Pipeline System.
  BHP's share of estimated remaining proved reserves at Bruce at 30 June 2000 was 15.4 million barrels of condensate and LPG and 319.9 billion cubic feet of gas.
  BHP has a 31.83% operated interest in the adjacent Keith oil discovery. Development was approved in January 2000 and oil production began in November 2000.

Oil and Gas Committed Growth Projects

Typhoon (BHP 50%)

  Typhoon is BHP's first commercial oil development in the deepwater Gulf of Mexico.
  Located approximately 160 kilometres off the coast of Louisiana in 610 metres of water in the Green Canyon play fairway of the Gulf of Mexico.
  The field will be developed jointly by the operator, Chevron and BHP, each with a 50% interest.
  Peak production is expected to be 40,000bpd and 60 mmscfd (gross). First production is expected in the third quarter of 2001. Capital cost is US$128m (A$192m) net to BHP.

BBRS/ROD (BHP 17.3%)

  BHP has committed to the development of the oil accumulations located in blocks 401a/402a, situated in the Berkine Basin region of Algeria. The basin is located in the Sahara Desert, approximately 800 kilometres south of Algiers.
  ROD/SFNE, extends into the neighbouring Block 403 concession, operated by AGIP and SONATRACH. A unitisation agreement is in place to govern joint venture operatorship and commercial arrangements for the development. The agreement gives BHP approximately 17% of overall project reserves.
  The fields have estimated proven and probable gross reserves of 300 million barrels oil equivalent (BHP share 60 million boe). The capital cost for the combined fields will be US$500 million (BHP share US$190 million).
  First production from the fields is expected in the first half of 2003. Gross peak production will be 80,000 barrels per day.

Ohanet (BHP 45% Operator)

  A Risk Services Contract (RSC) was signed by SONATRACH, BHP and its joint venture partners in Algiers on 2 July 2000 for the development of four gas condensate reservoirs in the Ohanet region of Algeria.
  Investment in the development will be approximately US$1 billion (BHP share US$460 million).
  Total reserves estimates exceed 3.2tcf of pipeline quality gas, 97 million barrels of condensate and 115 million barrels of LPG (all gross figures).
  First production is expected in late 2003. Peak production rate will be around 26,000 barrels oil equivalent per day (boepd) of condensate, 21,000 boepd of LPG and 655 million standard cubic feet per day (mmscfd) of sales gas.
  As operator, BHP holds a 45% equity interest. Other joint venture participants are Woodside Petroleum Ltd (15%), Petrofac Resources (Ohanet) LLC 10% and a 30% interest is held by a Japanese consortium.

Oil and Gas Growth Projects

Gulf of Mexico, United States

  BHP is one of the largest lease holders in the Gulf of Mexico in water depths greater than 460 metres. The company possesses a high quality portfolio in this area that includes 221 leases, as well as five additional leases in which it has an overriding interest.
  Mad Dog (BHP 23.9%) BHP holds a 23.9% interest in Mad Dog with partners BP Amoco (operator with a 60.5% interest) and Unocal 15.6%. The partners expect to sanction commercial development of the Mad Dog field in late 2001.
  The Atlantis (BHP 44%) discovery is located approximately 24 kilometres northeast of Mad Dog. Further appraisal drilling will occur in 2001 before a decision on commercial development.
  BHP holds a 44% non-operated interest in the Atlantis discovery, with BP Amoco, the field operator, holding a 56% interest.

Zamzama, Pakistan (BHP 47.5%)

  Production from Zamzama commenced in March 2001 from an Extended Well Test, expected to initially deliver up to 80 million standard cubic feet of gas per day.
  The Zamzama field has a production potential of 400-50 mmscfd. BHP has a 47.5% interest in the field. Other interests: LASMO Oil Pakistan 23.75%; Premier Exploration Pakistan 23.75%; and Pakistan Government Holdings 5%.

STEEL

Attributable raw steel production: 6.2 million tonnes.

  BHP's steel business supplies flat and coated products to Australasian markets and is centred on the Port Kembla integrated steelworks.
  Port Kembla has a capacity of 5.0 million tonnes per annum of raw steel.
  Port Kembla supplies hot rolled coil (HRC) to the pipe and tube industry, and plate and HRC to the structural and engineering construction industries and the mining industry. Tinplate is sold for steel can manufacture. Port Kembla also provides feed to Coated Steel Australia - HRC to Springhill (1mtpa) and slabs to Western Port (1.5mtpa).
  Coated Steel Australia (CSA): Two main production facilities located at Springhill, NSW (adjacent to Port Kembla steelworks) and Western Port, Victoria, produce hot-rolled, cold-rolled, metallic coated, painted and electrical steel sheet and coil.
  Coated Steel International: Operates coating and painting lines in Indonesia and Malaysia, cold-rolling, coating and painting in Thailand and a paint line in Saudi Arabia.
  New Zealand Steel (NZS): New Zealand's sole flat products steelmaker, NZS produces hot-rolled coil, coated and painted steels and other sections using an electric furnace. Steelmaking capacity is 0.6mtpa.
  Building Products: Produces and distributes steel rollformed products for roofing and walling applications. Its major supplier of steel is CSA.
  BHP is also a 50% partner in a flat products steel mini-mill at Delta, Ohio, US. The mill has a capacity of 1.4mtpa.

ATTACHMENT 3 - BILLITON - KEY FACTS

COMPANY DESCRIPTION

Overview

Billiton is one of the world's leading metals and mining companies. It is a major producer of aluminium and alumina, chrome and manganese ores and alloys, steaming coal, nickel and titanium minerals, and is developing a substantial and growing copper portfolio. It employs some 30,000 people, predominantly in Australia, Latin America and Southern Africa, and has its headquarters in London.

Market Capitalisation

US$10 billion as at 16 March 2001.

Ordinary share capital: 2,319 million US$0.50 shares.

Listed on Stock Exchanges in the UK (London), South Africa (Johannesburg) and France (Paris).

Exchange Symbol: BLT (UK); BLJ (South Africa).

Financial Information

(12 months to 31 December 2000, and based on UK GAAP).

US$ billion
Total Sales Revenue*	6.2
EBITDA*	1.4
EBIT*	1.0
Attributable profit *	0.7
Operating Cashflow**	1.3
Attributable net assets	6.1
Net debt	2.7
Net debt/equity	45.3%
Gearing (net debt/net debt+net assets)	29.7%
Interest cover ratio	5.7x
EBITDA interest cover	8.1x

* Including joint ventures and associates

** Including dividends from joint ventures

EBITDA comprises earnings before interest, tax, depreciation and amortisation.

EBIT comprises earnings before interest and taxation.

Interest cover ratio is the ratio of EBIT to net interest adjusted for non-cash items.

EBITDA interest cover is the ratio of EBITDA to net interest adjusted for non-cash items.

RECENT CORPORATE HISTORY

  Billiton purchased the non-precious metals assets of Gencor and floated in London in July 1997, raising US$1.5 billion in the international capital markets.
  In the three years since flotation Billiton has sought to create a multi-commodity portfolio through a program of investment and expansion:

1997

  Created a major nickel business by the merger of QNI and Billiton's Cerro Matoso operation in 1997.

1998

  Purchased the minority interests in Ingwe (Coal), Samancor (Steel and Ferroalloys) and QNI (Nickel).
  Launch of major capital projects such as the Mozal smelter, expansion of Worsley Alumina and second line at Cerro Matoso, all successfully on stream at the end of 2000.
  Acquired together with Anglo American the manganese ore and alloys assets of BHP (60/40 ownership by Billiton/ Anglo American plc 'Anglo American').

2000

  Raised US$850 million of equity through an international placing to fund the Group's expansion.
  Expanded into the copper industry through the acquisition of Rio Algom Limited.
  Invested in Colombian coal mining by acquiring one third stake in Carbones del Cerrejon and a 17 % interest in Cerrejon Zone Norte.

2001

  Interest in Worsley alumina refinery increased from 30% to 86% in January 2001 at cost of US$1.49 billion.

PORTFOLIO OVERVIEW

  Western world's 3rd largest primary aluminium producer.
  Largest global producer of export steaming coal encompassing assets in South Africa, Australia and Colombia.
  Western world's joint 4th largest nickel producer.
  One of the world's largest integrated producers of chrome and manganese ores and ferroalloys through a 60% stake in Samancor.
  Major global producer of copper following the recent acquisition of Rio Algom.
  Major producer of titanium mineral sands from a 50% stake in Richards Bay Minerals.

The net operating assets and the EBIT of Billiton, analysed by commodity, are listed below:

At 30 December 2000	Net Operating Assets	EBIT
	%	%
Aluminium	33	45
Base Metals	18	3
Coal	15	14
Ferroalloys	10	16
Nickel	14	15
Others	10	7

Base metals includes only three months of Rio Algom profits

Aluminium

  Billiton's aluminium division is one of the world's leading and lowest cost primary aluminium producers.
  Business activities are focused on bauxite mining, alumina production, aluminium smelting into remelt ingot and various value-added products, and trading of equity and third party production of alumina and aluminium.
  Billiton's aluminium division generated turnover of US$2,509 million and EBIT of US$437 million for the 12 months ended 31 December 2000.
  Its operations include:
Product	Plant	Location	% Interest	Attributable production for year to 31.12.00 ('000 tonnes)
Aluminium	Hillside	S. Africa	100	494
	Bayside	S. Africa	100	177
	Alumar	Brazil	46	172
	Valesul	Brazil	46	42
	Mozal	Mozambique	47	30
				915
Alumina	Worsley	Australia	86*	731
	BMS	Suriname	45	858
	Alumar	Brazil	36	447
				2,036

  * The interest in Worsley was increased from 30% to 86% in January 2001.

Bauxite Mining

  Billiton's bauxite mining operations consists of a 14.8% shareholding in Mineracao Rio do Norte ('MRN') in Brazil which supplies bauxite to the Alumar refinery; a 76% share in a mining joint venture in Billiton Maatschappij Suriname ('BMS') in Suriname; and an 86% interest in the integrated Worsley bauxite mine/alumina refinery in Australia.

Alumina Refining

  Alumina refining comprises of a 36% interest in the Alumar refinery in Brazil; a 45% share in a refinery joint venture in Suriname; and an 86% share in the integrated Worsley alumina refinery/bauxite mine in Australia.
  Following completion of the Worsley refinery expansion and increase in ownership from 30% to 86% on 25th January 2001, attributable alumina capacity has doubled to approximately 4,000,000 tonnes per annum.

Aluminium Smelting

  Aluminium production comprises the wholly-owned Bayside and Hillside smelters which are both located in South Africa; a 46% interest in the Alumar smelter; and a 46% interest in Valesul Aluminio SA, both located in Brazil. Billiton also has a 47.6% stake in the Mozal aluminium smelter in Mozambique, with an output of 250,000 tonnes per annum. Mozal is the largest single project investment ever made in Mozambique and is expected to be a world class, low-cost and high-quality aluminium producer.
  The recent completion of the Mozal smelter has raised attributable aluminium capacity to 1,020,000 tonnes per annum.

Planned Growth Projects

  A feasibility study has been undertaken to evaluate the doubling of Mozal's production capacity and a decision in this respect is likely to be taken in the first half of 2001.
  A feasibility study is underway to add an additional potline to the Hillside smelter, increasing production by around 130,000 tonnes per annum.

Base Metals

  Billiton achieved its objective of establishing a substantial production base in the copper industry with the acquisition of Rio Algom in October 2000. This acquisition enhanced its previous production capacity and provided a portfolio of growth assets.
  Billiton Base Metals generated turnover of US$225 million and EBIT of US$31 million for the 12 months ended 31 December 2000.
  Its major copper operations include:
Mine	Location	% interest	Attributable Copper production for year to 31.12.00 ('000 tonnes)
Cathode
Cerro Colorado	Chile	100	31*
Concentrate
Alumbrera	Argentina	25	10*
Highland Valley	Canada	34	16*
Selbaie	Canada	100	13
			70

  * Only 3 months of Rio Algom production is reflected in these volumes

  Billiton Base Metals' copper production comes mainly from its wholly-owned open pit mining, heap-leach and SXEW operation at Cerro Colorado and Selbaie (by-product) and its interests in the concentrate producers Highland Valley Copper and Alumbrera.
  Attributable copper production from the Rio Algom assets reached a record 216,000 tonnes for the 12 months ended 31 December 2000 with Cerro Colorado the main contributor to the record levels with production 13% above plan.
  Zinc in concentrate is produced from its wholly-owned open pit operations at Selbaie (Canada) and Pering (South Africa) and totalled 67,000 tonnes of contained zinc for the 12 months ended 31 December 2000. Both these mines are nearing the end of their economic lives.
  By-products include gold at Alumbrera and Selbaie (69,800oz for the 12 months ended 31 December 2000), silver at Selbaie (2,128,000oz for the 12 months ended 31 December 2000), molybdenum at Highland Valley (302,000lb for the 12 months ended 31 December 2000) and lead at Pering (6,100 tonnes for the 12 months ended 31 December 2000).
  Integration of Rio Algom into Billiton is well advanced and is expected to be completed by the end of June 2001. Cost cutting at the centre and the absorption of the Rio Algom exploration programme into that of Billiton has reduced annual corporate costs at Rio Algom by an estimated 38%.

Base Metals Growth Projects

  Billiton Base Metals also has a strong portfolio of predominantly copper and zinc development and exploration assets in South America which are set to come on stream and be developed in the next few years. These include:
    The US$2.296 billion Antamina copper-zinc mine in Peru which is on budget and scheduled for mechanical completion in mid 2001. When in full production average annual output during the first ten years is forecast at 295,000 tonnes of copper and 240,000 tonnes of zinc at an average cash cost during the first ten years of US$0.29/lb net of credits. Antamina is expected to be the third largest zinc and seventh largest copper mine in the world and Billiton's share in this will significantly increase Billiton's total annual copper and zinc production.
    Pre-feasibility study work on the Spence copper project in Chile has been completed and a full feasibility study is likely to commence in the second quarter of 2001.
    The La Granja copper deposit in Peru was acquired from Cambior and Minero Peru and study work has commenced to determine process options.
  Billiton and its partner in the Alliance Copper JV, Codelco, is focussed on identifying value creation opportunities for its proprietary bioleaching technology (BioCOPTM ).

Coal

  Billiton is the world's largest producer of export steaming coal.
  Operations in South Africa (Ingwe, 100% owned), Australia (Coal Operations Australia Limited's ('COAL') most significant asset is an 100% interest in the Mount Arthur North mine) and Colombia (one third interest in Carbones del Cerrejon ('CDC') and a 17% interest in Cerrejon Zone Norte ('CZN')).
  Billiton's coal division generated turnover of US$1,098 million and EBIT of US$133 million for the twelve months ended 31 December 2000.
  Its operations include:
Source	Product Market	Location	% Interest	Attributable sales volumes for year to 31.12.00 ('000 tonnes)
Ingwe	Export	S. Africa	100	26,000
	Local utility	S. Africa		34,700
	Inland	S. Africa		5,400
				66,100

COAL	Export	Australia	100	4,000
	Inland	Australia		1,000
				5,000

Colombian Coal Assets	Export	Colombia	33 - CDC 17 - CZN	200

Total Steam coal				71,300

Ingwe

  Ingwe operates eight mines in South Africa with production accounting for approximately 30% of South Africa's coal output making it South Africa's largest coal producer and one of the largest coal companies in the world.
  Ingwe conducts its exports to overseas markets through its 40.1% interest in the Richards Bay Coal Terminal Company Limited in South Africa, the largest coal export facility of its kind in the world.

COAL

  COAL produced 5 million tonnes of saleable coal in the twelve months ended 31 December 2000.
  The Mount Arthur North mine, which is currently under development in Australia, is expected to add significantly to COAL's attributable capacity, with resulting total planned annual output of 12-14 million tonnes of steam coal by 2005.

Colombian Coal

  Billiton recently acquired a global multi-sourcing export steam coal capability with two significant investments in Colombian coal mines, being:
    In September 2000, Billiton acquired a one third stake in Carbones del Cerrejon, equally sharing ownership with Anglo American and Glencore for this 4 million tonnes per annum capacity asset.
    In November 2000, the same consortium acquired the Colombian government's 50% stake of the adjoining Cerrejon Zone Norte operation, the largest open pit coal mine in Latin America with a current capacity of 18 million tonnes per annum.

Planned Growth Projects

  A feasibility study is currently underway to evaluate a significant increase in the production capacity of Carbones del Cerrejon. A decision in this respect is likely to be taken in the first half of calendar year 2001. Further expansion potential exists beyond this planned expansion.
  Additional expansion potential exists at Cerrejon Zone Norte.

Nickel

  Billiton's nickel business, operating under the name QNI, comprises the following operations:
Product	Plant	Location	% Interest	Nickel production for year to 31.12.00 ('000 tonnes)
Ferronickel	Cerro Matoso	Colombia	100	28
Nickel/cobalt	Yabulu	Australia	100	27
				55

  QNI Nickel had turnover of US$503 million and EBIT of US$141 million for the 12 months ended 31 December 2000.

Cerro Matoso

  Cerro Matoso operates an integrated nickel mining and smelting operation in northern Colombia. The ore body on which the mine is based is of high quality, with an average grade of 2.3%. nickel, and is expected to support planned production to 2017. Recent completion of second line at Cerro Matoso is expected to double its output to around 55,000 tonnes per annum within the next 18 months and significantly reduce cash costs.

Yabulu

  The Yabulu refinery in Queensland, is one of the major lateritic nickel-cobalt processing plants in the world, processing ore from mines in New Caledonia, Indonesia and the Philippines. With a nickel production capacity of around 30,000 tonnes per annum and a cobalt production capacity of approximately 2,000 tonnes per annum, Yabulu produces a range of high purity nickel and cobalt products.

Potential growth projects

  QNI first acquired 40% of the Ravensthorpe Nickel Laterite Project in May 2000, later adding a further 10% in September 2000, and earlier this month agreed to acquire the remaining 50% from Comet Resources Limited.
  A detailed feasibility study for the Ravensthorpe Nickel Laterite Project is due to be completed in June 2001 and the complementary expansion of the Yabulu refinery is also under evaluation.
  An Acid Pressure Leach pilot plant constructed in conjunction with Lakefield Oretest of Canada was completed in November 2000. The pilot plant will test all facets of the Ravensthorpe circuit.

Steel & Ferroalloys

  Billiton's steel and ferroalloys business embraces mining and the beneficiation and marketing of mainly manganese ore and alloys, chrome ore and controlling alloys, and manganese metal and stainless steel. The businesses, of which Billiton owns 60% with the remaining 40% owned by Anglo American, comprise Samancor Limited ('Samancor'), Groote Eylandt Mining Co Pty Limited ('GEMCO') and Tasmanian Electro Metallurgical Company (Pty) Limited ('TEMCO'). The majority of output is sold to the global steel industry.
  The production attributable to Billiton is as follows :
Saleable production for year to 31.12.00 ('000 tonnes)
Samancor	2,203
GEMCO	1,350
Manganese ores	3,553
Samancor	482
TEMCO	252
Manganese alloys	734
Chrome ores	3,690
Chrome alloys	1,071
  The financial results for the steel and ferroalloys business for the twelve months ended 31 December 2000 was attributable turnover of US$1,285 million and attributable EBIT of US$158 million.

Samancor

  Samancor is one of the world's largest integrated producers of chrome and manganese ores and ferroalloys.
  Chrome mines are located in the Mpumalanga, North West and Northern provinces of South Africa. Chrome ore is used to produce different grades of ferrochrome at four ferrochrome plants located in the Gauteng and Mpumalanga provinces of South Africa.
  Samancor's ore reserves are located in the Kalahari Basin in the Northern Cape Province of South Africa while manganese alloys production is carried out at the Metalloys works in the Gauteng Province of South Africa.
  Samancor also owns one-third of the Columbus stainless steel joint venture in South Africa.

GEMCO and TEMCO

  GEMCO produces various grades of manganese ore for metallurgical and chemical uses and its mining operations are situated on the island of Groote Eylandt off the east coast of the northern territory of Australia. TEMCO produces manganese alloys from its plant established near Launceston, Tasmania.

Titanium Minerals

  Billiton's interest in titanium minerals consists of a 50% holding in Richards Bay Minerals ('RBM') involving the mining of heavy mineral sands to produce ilmenite, natural rutile and zircon and the beneficiation of ilmenite to produce titanium slag and high purity iron.
  The business is jointly owned with Rio Tinto. RBM's operations are located at Richards Bay in the province of KwaZulu-Natal, South Africa.
  RBM beneficiates the ilmenite to produce titanium dioxide slag and high purity iron. RBM is the world's largest producer of chlorinatable titanium dioxide slag as well as the largest single producer of titanium dioxide slag overall.
  RBM produces about 1 million tonnes of titanium dioxide per annum.